UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 9, 2019

Tilray, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-38594	82-4310622
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Maughan Road Nanaimo, BC, Canada	V9X 1J2
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (844) 845-7291

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class 2 Common Stock, $0.0001 par value per share	TLRY	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On September 9, 2019, Tilray, Inc. (“Tilray”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Privateer Holdings, Inc., a Delaware corporation (“Privateer”), and Down River Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Tilray (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Privateer will be merged with and into Merger Sub (the “merger”), with Merger Sub surviving the merger as a wholly owned subsidiary of Tilray. The merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, each share of Privateer capital stock outstanding immediately prior to the effective time of the merger (excluding shares of Privateer’s capital stock held as treasury stock and dissenters’ shares) will be automatically converted into the right to receive the applicable portion of the Stock Merger Consideration (as defined below) and, if applicable, a portion of the Cash Merger Consideration (as defined below), in each case calculated in accordance with and as set forth in an allocation certificate as described in more detail in the Merger Agreement.

The “Stock Merger Consideration” means 58,333,333 shares of Tilray Class 2 common stock and 16,666,667 shares of Tilray Class 1 common stock, in each case, as may be adjusted pursuant to the Merger Agreement; provided, however, that the number of shares of Tilray Class 2 common stock in the Stock Merger Consideration shall be reduced by the following:

•

the number of shares of Tilray Class 2 common stock issuable pursuant to certain Privateer options that will be assumed by Tilray (and which options will be converted into options to purchase shares of Tilray Class 2 common stock) (the “Option Merger Consideration”);

•

a number of shares of Tilray Class 2 common stock equal to the amount by which certain Privateer transaction expenses exceed $1 million, divided by the volume-weighted average closing trading price of a share of Tilray Class 2 common stock on the Nasdaq Global Select Market for the five consecutive trading days ending five trading days immediately prior to the closing date of the merger (the “Tilray Closing Price”);

•

a number of shares of Tilray Class 2 common stock equal to the amount of Cash Merger Consideration (excluding the Aggregate Cash Option Consideration, as defined below) divided by the public offering price of a share of Tilray Class 2 common stock in the an Offering (as described below) (less any underwriting discounts and commissions) (the “Stock Cash Consideration Shares”); and

•

a number of shares of Tilray Class 2 common stock equal to the option exchange ratio described in the Merger Agreement, multiplied by the aggregate total of all in-the-money options held by certain service providers of Privateer that are cancelled in exchange for a certain percentage of the Cash Merger Consideration (the “Aggregate Cash Option Consideration” and such shares, the “Option Cash Consideration Shares”).

Tilray’s board of directors may, in its sole discretion, designate all or any portion of the net proceeds from an underwritten, at-the market offering, or other registered public offering of Tilray common stock or other offering of Tilray securities consummated prior to the closing of the merger (an “Offering”) as cash consideration for the merger (the “Cash Merger Consideration”), to be paid (i) pro rata in lieu of a portion of the Stock Merger Consideration to the Privateer stockholders who would otherwise be entitled to receive Tilray Class 2 common stock in the merger, and (ii) in lieu of a portion of the Option Merger Consideration to certain service providers of Privateer in exchange for the cancellation of certain Privateer options determined to be in-the-money, in each case, in accordance with the allocation certificate as described in more detail in the Merger Agreement. The sum of the Stock Cash Consideration Shares and the Option Cash Consideration Shares (together, the “Cash Consideration Shares”) shall not exceed 20% of the sum of the Stock Merger Consideration and the Cash Consideration Shares. Tilray is under no obligation to conduct an Offering or to pay any Cash Merger Consideration.

Assuming no Cash Merger Consideration is paid in connection with the merger, immediately after the merger, (i) Privateer’s stockholders as of immediately prior to the effective time of the merger are expected to own approximately 75.4% of the outstanding capital stock of Tilray and 90.4% of the voting power of Tilray and (ii) the three founders of Privateer, namely Brendan Kennedy (Tilray’s Chief Executive Officer and President, as well as a member of the board of directors of Tilray), Michael Blue, and Christian Groh (the “Founders”), are expected to collectively own 25.7% of the outstanding capital stock of Tilray and 71.0% of the voting power of Tilray. Mr. Kennedy, an executive officer and member of the Tilray board, is also the Executive Chairman, a member of the board of directors and the largest stockholder of Privateer. Michael Auerbach, a member of Tilray’s board, is also a member of the board of directors and a stockholder of Privateer.

At the effective time of the merger, Tilray shall adopt Privateer’s equity incentive plan, and certain options to purchase Privateer stock shall be converted into options to purchase Tilray Class 2 common stock, provided, that as noted above, and as described more fully in the Merger Agreement, a certain amount of the Cash Merger Consideration (if any) may be provided in lieu of options to purchase Tilray Class 2 common stock.

The Merger Agreement requires the Privateer stockholders to indemnify Tilray for certain matters, including claims relating to Privateer’s breach of representations and covenants in the Merger Agreement, allocation of the merger consideration, costs incurred with respect to dissenting shares, certain claims by Privateer securityholders or subsidiaries, equityholder matters, fraud, and pre-closing liabilities of Privateer or any of its subsidiaries, including pre-closing taxes.

Tilray’s sole recourse for indemnification claims against the Privateer stockholders under the Merger Agreement (subject to certain exceptions, including with respect to any fraud claims) is the cancellation of Escrow Shares. The “Escrow Shares” will be a number of shares of Tilray Class 2 common stock equal to $125 million divided by the Tilray Closing Price. The first 50% of the Escrow Shares will be contributed by all Privateer stockholders on a pro rata basis based on each Privateer stockholder’s portion of the Stock Merger Consideration (the “Stockholder Escrow Shares”), and the second 50% of the Escrow Shares will be contributed by the Founders on a pro rata basis based on each Founder’s portion of the shares of Tilray Class 2 common stock allocated to all Founders in the merger (the “Founder Escrow Shares”). Indemnification claims will be satisfied first from the Stockholder Escrow Shares and then from the Founder Escrow Shares. The Escrow Shares will be held in escrow for a period of 18 months after the closing of the merger, subject to certain exceptions, and the Privateer stockholders will be entitled to exercise voting rights with respect to the Escrow Shares during the escrow period.

In connection with the merger, Tilray has agreed to pay up to $1 million of transaction expenses incurred by Privateer. To the extent Privateer’s transaction expenses exceed $1 million, the Stock Merger Consideration will be reduced by a corresponding amount of shares of Tilray Class 2 common stock, as described above.

The Merger Agreement contains customary representations, warranties and covenants made by Tilray and Privateer, including covenants relating to obtaining the requisite approvals of the stockholders of Tilray and Privateer, indemnification of directors and officers, and Privateer’s conduct of business between the date of signing of the Merger Agreement and the closing of the merger.

Tilray was formed as a subsidiary of Privateer. Privateer currently owns a majority of the voting power of all outstanding shares of Tilray’s capital stock. As a result, Tilray is a “controlled company” within the meaning of the listing rules of the Nasdaq Global Select Market. However, Tilray will cease to be a “controlled company” following the closing of the merger.

In connection with the merger, Tilray expects to prepare and file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will contain a prospectus and a proxy statement seeking the approval of Tilray’s stockholders with respect to certain items, including the issuance of Tilray Class 1 and Class 2 common stock pursuant to the Merger Agreement and the Tilray Restated Certificate (as defined below).

In connection with the merger, Privateer expects to seek the approval of certain Privateer stockholders of the merger, the Merger Agreement, the conversion of Privateer preferred stock into Privateer common stock immediately prior to the closing of the merger, and the Privateer Restated Certificate (as defined below).

The obligations of Tilray and Privateer to consummate the merger are subject to satisfaction or waiver of certain conditions including, among other things, (a) the effectiveness of the registration statement, (b) no law or order preventing the transactions, (c) approval by Tilray’s stockholders and Privateer’s stockholders, (d) the approval for listing on the Nasdaq Global Select Market of the shares of Tilray Class 2 common stock to be issued as part of the merger, (e) antitrust approval of the merger and the acquisition of voting securities by certain individuals set forth on a schedule to the Merger Agreement, (f) the accuracy of representations and warranties and compliance with covenants of the respective parties under the Merger Agreement, and (g) the filing of the Tilray Restated Certificate and the Privateer Restated Certificate.

The obligation of Tilray to consummate the merger is subject to satisfaction or waiver of certain additional conditions including, among other things, (a) no material adverse effect on the business, assets, or liabilities of Privateer, (b) the conversion of Privateer’s preferred stock into common stock, and (c) no more than 1.5% of the Privateer stockholders having a right to seek appraisal, dissenters’, or similar rights.

The Merger Agreement includes certain termination rights for both Tilray and Privateer, including, among others, if the merger is not consummated on or before March 9, 2020, which initial deadline may be extended for 60 days by Tilray or Privateer if a governmental body has requested additional information or if the SEC has not declared the registration statement effective by at least 60 calendar days prior to the initial deadline. In addition, if Privateer stockholder approval is not obtained within 15 days of the registration statement becoming effective, and before Privateer stockholder approval is actually obtained, both Tilray and Privateer may terminate the Merger Agreement, in which event Privateer will be required to reimburse Tilray for up to $3 million in transaction expenses and the provisions of the Privateer Lock-up Agreement (described below) will apply.

Prior to obtaining Tilray stockholder approval, under certain circumstances, Tilray may terminate the Merger Agreement in order to enter into an agreement to consummate an acquisition proposal that constitutes a superior offer, and the Tilray Board of Directors may change its recommendation to Tilray’s stockholders in connection with a superior offer or an intervening event. Further, Privateer may terminate the Merger Agreement in connection with an adverse change in the recommendation of the Tilray Board of Directors to Tilray’s stockholders.

Under the Merger Agreement, without the prior consent of Tilray, Privateer will not transfer or offer to transfer any of the capital stock of Tilray.

Support Agreements

In connection with the execution of the Merger Agreement, certain stockholders of Privateer entered into support agreements with Tilray and Privateer covering approximately 35.8% of the outstanding capital stock and 45.7% of the voting power of Privateer as of date of the Merger Agreement. The support agreements provide, among other things, that the Privateer stockholders party thereto will execute and deliver a written consent with respect to all of the shares of Privateer capital stock held by them in favor of (i) the approval and adoption of the Merger Agreement, (ii) the approval of the merger and the other transactions contemplated by the Merger Agreement, (iii) the approval and adoption of the Privateer Restated Certificate, (iv) the conversion of Privateer preferred stock into Privateer Class 2 common stock immediately prior to the effective time of the merger, and (v) other related matters.

The support agreements prohibit transfers of Privateer capital stock, except for certain permitted transfers, including the permitted transfer of up to 10% of shares of Privateer capital stock held by the party thereto (excluding shares that will be converted into the right to receive Tilray Class 1 common stock) to any person who has not signed a support agreement, as long as such transfer is not part of a joint, concerted, coordinated, collective or group effort with any other person to market and sell, transfer or otherwise dispose of shares that are subject to a support agreement, and as long as the transferee executes and delivers a joinder to the support agreement.

Lock-up Provisions

The Merger Agreement provides that the Stock Merger Consideration and Option Merger Consideration will be subject to restrictions on transfer set forth in the form of stockholder lock-up agreement (the “Stockholder Lock-up Agreement”). The Merger Agreement requires each Privateer stockholder to deliver a Stockholder Lock-up Agreement. The Merger Agreement also requires each holder of Privateer stock options assumed by Tilray to deliver an option assumption agreement (which is expected to include restrictions on transfer similar to the Stockholder Lock-up Agreement).

The Stockholder Lock-up Agreement prohibits the transfer of Stock Merger Consideration or Option Merger Consideration, other than in certain underwritten or other registered public offerings of Tilray Class 1 common stock, Tilray Class 2 common stock, or other offering of Tilray securities, pursuant to which, after the closing of the merger, the party to the Stockholder Lock-up Agreement has an opportunity to sell shares on a pro rata basis relative to all other applicable persons who held Privateer capital stock or Privateer options immediately prior to the merger, or following the closing of the merger, any other registered public offering, block trades, or strategic sales approved or arranged by Tilray, as well as certain other permitted transfers.

The transfer restrictions under the Stockholder Lock-Up Agreement commence at the effective time of the merger. On the first anniversary of the merger, prohibitions on transfer with respect to 50% of the applicable securities will lapse (and all Cash Consideration Shares and other permitted sales of Stock Merger Consideration or shares underlying Option Merger Consideration will be credited towards and deemed included in such 50% lapse). On the date that is two full trading days after the public dissemination of Tilray’s annual or quarterly financial results for each of the four quarters following the first anniversary of the merger, the transfer restrictions with respect to an additional 12.5% of the applicable securities shall lapse, such that the restrictions with respect to 100% of the applicable securities shall lapse as of the second anniversary of the closing date of the merger. The lapse of the restrictions shall apply equally to each class and type of applicable securities held by the applicable party to the Stockholder Lock-up Agreement. The restrictions on transfer are subject to certain exceptions and carve outs, as described in more detail in the form of Stockholder Lock-up Agreement.

The Stockholder Lock-up Agreement also provides that, in the event that Tilray grants any discretionary releases of transfer restrictions to any officer or director of Tilray or any holder of 1% or more of the outstanding shares of Tilray common stock, if the aggregate number of shares of Tilray common stock affected by the releases exceeds 0.5% of the fully-diluted capitalization of Tilray as measured immediately following the closing of the merger, Tilray shall send a notice to the party to the Stockholder Lock-up Agreement releasing the same percentage of applicable securities held by such party as of the effective date of the release.

In addition, on September 9, 2019, Privateer entered into a lock-up agreement (the “Privateer Lock-Up Agreement”), pursuant to which, in the event the Merger Agreement is terminated prior to obtaining Privateer stockholder approval by either Tilray or Privateer for failure to obtain Privateer stockholder approval within 15 business days of the registration statement becoming effective, Privateer agreed not to transfer any Tilray Class 1 or Class 2 common stock during the period beginning on the termination date through and including the 135th day after the termination date.

Amended and Restated Tilray Certificate of Incorporation

As a condition to closing, Tilray shall have approved and filed the Tilray Amended and Restated Certificate of Incorporation (as amended, the “Tilray Restated Certificate”). Pursuant to the Tilray Restated Certificate, each share of Tilray Class 1 common stock is convertible at any time at the option of the holder into one share of Class 2 common stock. In addition, each share of Class 1 common stock will automatically convert into one share of Class 2 common stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain transfers described in the Tilray Restated Certificate, including certain transfers for tax and estate planning purposes. The Tilray Restated Certificate will eliminate the exception for transfers among Founders, including the exception for the entry into certain voting arrangements among Founders. Upon the date on which the outstanding shares of Class 1 common stock represent less than 10% of the aggregate number of shares of Class 1 common stock and Class 2 common stock then outstanding, all outstanding shares of Class 1 common stock shall convert automatically into shares of Class 2 common stock, and no additional shares of Class 1 common stock will be issued.

Amended and Restated Privateer Certificate of Incorporation

As a condition to closing, Privateer shall amend its certificate of incorporation (as amended, the “Privateer Restated Certificate”). The Privateer Restated Certificate provides that with respect to the Stock Merger Consideration: (a) to the maximum extent possible, the shares of Tilray Class 1 common stock will allocated pro rata among the Founders, with the Founders receiving the remainder of their Stock Merger Consideration in the form of shares of Tilray Class 2 common stock, and (b) to the maximum extent possible, the non-Founder stockholders will receive shares of Tilray Class 2 common stock (with the intent of eliminating or minimizing the Tilray Class 1 common stock that could otherwise have been distributed to any non-Founder stockholder in connection with the merger). The Privateer Restated Certificate provides that with respect to the Cash Merger Consideration, if any, such cash payment shall be allocated among the recipients of shares of Tilray Class 1 common stock and Tilray Class 2 common stock in proportion to the number of shares of Class 1 common stock and Tilray Class 2 common stock allocated to such recipient, after giving effect to the priority allocation of Class 1 common stock to the Founder stockholders. As described above, under the Merger Agreement, Cash Merger Consideration may be paid in lieu of issuing a portion of shares of Tilray Class 2 common stock to be issued as Stock Merger Consideration.

The foregoing descriptions of the Merger Agreement (including the forms of the Tilray Restated Certificate, the Privateer Restated Certificate, the Stockholder Lock-Up Agreements and the support agreement attached as exhibits to the Merger Agreement) and the Privateer Lock-Up Agreement are not complete and are qualified in their entirety by reference to those agreements or the forms thereof, as applicable, which are attached hereto as Exhibit 2.1, 2.2, 2.3 and 2.4, respectively, to this report and incorporated herein by reference.

The Merger Agreement (and the foregoing description of the Merger Agreement and the transactions contemplated thereby) has been included to provide investors and stockholders with information regarding the terms of the Merger Agreement and the transactions contemplated thereby. It is not intended to provide any other factual information about Tilray or Privateer. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 8.01 Other Events.

On September 9, 2019, Tilray and Privateer issued a joint press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward Looking Statements

This report and the press release attached hereto as Exhibit 99.1 contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws, or collectively, forward-looking statements. Forward-looking statements in this press release may be identified by the use of words such as, “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “outlook” and other similar expressions, including statements in respect to Tilray and the consummation of the merger. Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including assumptions in respect of current and future market conditions, the current and future regulatory environment and future approvals and permits. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, but are not limited to: (i) risk that the conditions to the closing of the merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction from each of Tilray’s and Privateer’s stockholders, if at all; (ii) uncertainties as to the timing of the consummation of the proposed merger and the ability of each of Tilray and Privateer to consummate the proposed merger; (iii) risks related to the diversion of management’s attention from Tilray’s ongoing business operations; (iv) the risk that the merger may be completed even though certain events occur prior to the closing of the merger that materially and adversely affect Tilray or Privateer; (v) that the market price of Tilray’s common stock following the merger may decline as a result of the merger; (vi) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed merger; (vii) that the merger will involve substantial costs, and that there may be certain unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; (ix) risks related to the outcome of any legal proceedings that may be instituted in connection with the merger agreement; and (x) that certain provisions of the merger agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the merger agreement. Actual results, performance or achievement could differ materially from that expressed in, or implied by, any forward-looking statements in this press release, and, accordingly, you should not place undue reliance on any such forward-looking statements and they are not guarantees of future results. Please see the heading “Risk Factors” in Tilray’s Quarterly Report on Form 10-Q, which was filed with SEC and Canadian securities regulators on August 13, 2019, assumptions, uncertainties and other factors that may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. Tilray does not undertake and specifically declines any obligation to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, Tilray and Privateer intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus, a proxy statement and an information statement. Investors and security holders of Tilray and Privateer are urged to read these materials when they become available because they will contain important information about Tilray, Privateer and the merger. The proxy statement, prospectus, information statement and other relevant materials (when they become available), and any other documents filed by Tilray with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Tilray by directing a written request to: Tilray, Inc., 1100 Maughan Road, Nanaimo, BC V9X IJ2, Attn: Dara Redler, General Counsel. Investors and security holders are urged to read the proxy statement, prospectus, information statement and other relevant materials when they become available before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Tilray and its directors and executive officers and Privateer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Tilray in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/ prospectus/information statement referred to above. Additional information regarding the directors and executive officers of Tilray is also included in Tilray’s definitive proxy statement in connection with its 2019 Annual Meeting of Stockholders filed with the SEC on April 15, 2019. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Corporate Secretary of Tilray at the address above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit

2.1*	Agreement and Plan of Merger and Reorganization, dated September 9, 2019, by and among Tilray, Privateer, Merger Sub and Michael Blue, as the Stockholder Representative.

2.2	Form of Support Agreement by and between Tilray, Privateer and each of the parties named in each agreement therein.

2.3	Form of Stockholder Lock-Up Agreement.

2.4	Lock-Up Agreement by Privateer, dated September 9, 2019.

99.1	Joint press release, dated September 9, 2019.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Tilray, Inc.

Date: September 10, 2019	By:	/s/ Brendan Kennedy
Brendan Kennedy
President and Chief Executive Officer